JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: (650) 739-3939 • FACSIMILE: (650) 739-3900

259984-600004	May 15, 2009

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Maryse Mills-Apenteng, Staff Attorney

Re:	SupportSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 (filed March 11, 2009)
Form 10-K/A for the Fiscal Year Ended December 31, 2008 (filed April 27, 2009)
Preliminary Proxy Statement on Schedule 14A (filed April 10, 2009)
SEC File No. 000-30901

Ladies and Gentlemen:

We are submitting this letter on behalf of SupportSoft, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 8, 2009 (the “Comment Letter”) relating to the above-mentioned documents filed by the Company with the Commission.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

This letter is a supplement to our letter to the Staff, dated May 14, 2009 (the “First Response Letter”), in which the Company provided its response with respect to comments 4 and 6 through 16 of the Comment Letter. As we discussed with Mr. Michael F. Johnson of the Staff, the Company’s top priority is assisting the Staff to complete its review of the Company’s Preliminary Proxy Statement on Schedule 14A as smoothly and efficiently as possible. The sale of the Company’s enterprise business to Consona is a key strategic initiative, and any unnecessary delay in finalizing and mailing the Company’s proxy statement to its stockholders increases the risk that this transaction will not be completed on a timely basis. Accordingly, in order to focus the Staff’s immediate attention on the matter of greatest strategic importance to the Company, the Company provided the First Response Letter to the Staff in order to address those comments that affected the Staff’s review of the Preliminary Proxy Statement on Schedule 14A. As requested by the Staff, the Company is hereby providing its response to comments 1 through 3 and comment 5 of the Comment Letter in order to complete its response to all of the comments raised by the Staff in the Comment Letter.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 15, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1.	Business, page 3

1. In future filings please provide the financial information about geographic areas including information about long-lived assets required by Item 101(c)(l)(xiii) of Regulation S-K. Note that to the extent the financial statements contain information responsive to the item; you may provide a cross reference to the financial statements in lieu of presenting duplicative data.

In response to the Staff’s comment, the Company supplementally confirms to the Staff that it will provide the financial information about geographic areas including information about long-lived assets required by Item 101(c)(l)(xiii) of Regulation S-K in its future SEC filings.

Customers, page 9

2. We note your disclosure in your risk factors section that a small number of customers and channel partners have historically accounted for substantial portions of your revenue. You also state that for the fourth quarter of 2008 that “Customer A and Customer B” accounted for 22% and 12% of total revenue, respectively, and that for the year ended December 31, 2008, “Customer A and Customer C” accounted for 11% and 13% of total revenue, respectively. Please note that Item 101(c)(1)(vii) of Regulation S-K requires that you disclose the name of any customer, and its relationship if any with you, if sales to the customer generate 10 percent or more of sales. In your response, please provide us with this information and confirm that you will disclose the identities of any such customers in future filings, as appropriate. Further, please provide us with an analysis regarding whether you are substantially dependent upon any these 10% or greater customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S K.

In response to the Staff’s comment, the Company supplementally submits to the Staff that “Customer A” is Office Depot, “Customer B” is Verizon Communications, and “Customer C” is Dell Products L.P. The Company confirms to the Staff that it will disclose the identity of these customers, and any other greater than 10% customer, in its future SEC filings. In addition, the Company does not believe that it is currently substantially dependent upon any of its 10% or greater customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. This is because the composition of the Company’s top customers has changed over the last three years. No single customer has accounted for more than 10% of the Company’s revenue for each of the last three years, and in none of the past three years has any customer accounted for more than 18% of the Company’s total revenue. However, the Company will continually monitor its relationship with its 10% or greater customers and will file the contracts it has entered into with such customers, as required by Item 601(b)(10)(ii)(B) of Regulation S-K, if and when the Company makes the determination that its business is substantially dependent upon such contracts with such customer or customers.

JONES DAY

SupportSoft, Inc.

SEC File No. 000-30901

May 15, 2009

Intellectual Property, page 10

3. Please tell us whether you are significantly dependent on one or more of your patents, trademarks or licenses. If so, you should discuss their importance and duration. See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company supplementally confirms that it is not significantly dependent on one or more of its patents, trademarks or licenses.

Note 3. Business Combination, page 68

5. We note that you engaged an independent third-party appraisal firm to assist in determining the fair values of the assets acquired and liabilities assumed in connection with your purchase of YourTechOnline.com. Please clarify the role of the independent third-party appraisal firm in determining the value of the assets and liabilities. Refer to Question 233.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Rules.

In response to the Staff’s comment, the Company supplementally confirms that the Company’s management determined the allocation of the fair values of the assets acquired and liabilities assumed in connection with the Company’s purchase of YourTechOnline.com. To assist management in the determination of the allocation of the fair values, management engaged an independent third-party appraisal firm. The purchase price allocation figures set forth in the Company’s Annual Report on Form 10-K were intended to be attributed to the Company and not the independent third party appraisal firm. In particular, such information disclosed in the Company’s Annual Report on Form 10-K was not a summary, or the complete text, of any reports provided by the independent third party appraisal firm to the Company in connection with the Company’s purchase of YourTechOnline.com. Therefore, pursuant to Question 233.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Rules, the Company is not required to comply with Rule 436 of the Securities Act with respect to the purchase price allocation figures. The Company shall clarify the role of the independent third-party appraisal firm and the fact that the purchase price allocation figures are attributed to the Company and not the independent third-party appraisal firm, in each case as referred to in the immediately preceding sentences, in its future SEC filings.

Sincerely,

/s/ Stephen E. Gillette